



Carol Pak · 2nd
Founder and CEO at Sool (Makku, Soku)
New York, New York, United States · **Contact info**
500+ connections

1 **mutual connection:** Youngwon Lee

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Sool

**Columbia University -
Columbia Business School**

Activity
1,389 followers

Carol Pak commented on a post · 1d
Congratulations!!

620   175 comments

Carol Pak posted this · 1w
Sool is going live with a crowdfunding campaign on Oct 25, 12pm ET.
We raised $3.2M to date, and are raising additional funds to increase inventory as we're preparing fo ...show more

Invest in Sool: A Global Provider of Korean Alcoholic Beverages: Makku and Soku
wefunder.com · 1 min read

68   2 comments

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Experience

Founder
Sool · Full-time
Jun 2017 - Present · 5 yrs 5 mos
NY, NY

Sool is on a mission to globalize Korean alcoholic beverages.
Our portfolio consists of Makku, an unfiltered rice beer based on Korea's oldest alcoholic bev ...see more

Global Manager, Explore
ZX Ventures
Jun 2016 - May 2017 · 1 yr
Greater New York City Area

ZX Ventures is a global incubator, operator, and venture capital team backed by Anheuser-Busch InBev.
...see more

Director of Operations
Plum Alley
Jun 2012 - Dec 2014 · 2 yrs 7 mos
NY, NY

Assistant Organizer
New York Silicon Alley meetup
Nov 2011 - Jan 2013 · 1 yr 3 mos
NY, NY

● Assembled monthly meetups, hackathons, and speaker panels for tech enthusiasts

Founder and CEO
Rewbo
May 2011 - May 2012 · 1 yr 1 mo
NY, NY

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Education

Columbia Business School
Master of Business Administration (M.B.A.), Marketing, Entrepreneurship
2015 - 2016

University of Michigan
BA, Psychology
2006 - 2009

Stuyvesant High School
2002 - 2006

Skills

Community Outreach

Endorsed by 2 colleagues at Plum Alley Investments

 18 endorsements

Start-ups
Endorsed by 2 colleagues at ZX Ventures

 18 endorsements

Marketing
Joan Costello has given an endorsement for this skill

 14 endorsements

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Recommendations

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Projects

Project Guidebook
Oct 2013 - Present

Associated with Plum Alley

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Created a handbook for Plum Alley's new crowdfunding platform. Provided project creators with an overview of crowdfunding, best practices, and communications templates.   ...see more

coterée
Apr 2014 - Jan 2015

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Monthly networking events for Asian American professionals in NYC.

Other creators

Languages

English
Native or bilingual proficiency

Korean
Professional working proficiency

Interests

Influencers   Companies   Groups   Schools

Alex Lieberman in · 2nd
Cofounder @ Morning Brew / Host @
Founder's Journal
114,158 followers

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